UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Tenax Therapeutics, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

88032L209
(CUSIP Number)

Ziyad Binsalamah
2806-1850 Old Main Street
Houston, Texas, 77030, USA
(Name, Address of Person Authorized to Receive Notices and Communications) 6/02/2020
(Date of Event which Requires Filing of this Statement)

CUSIP No.	88032L209

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Ziyad Binsalamah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [   ]
(b)  [   ]
3	SEC USE ONLY


4	SOURCE OF FUNDS (See Instructions)
	PF
5	DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
	                                                                       [   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Saudi Arabia
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		0
	9	SOLE DISPOSITIVE POWER
		0
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0
12	THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	     	[   ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0%
14	TYPE OF REPORTING PERSON (See Instructions)
	IN


Item 1.	Security and Issuer
(a) Name of Issuer Tenax Therapeutics, Inc.
(b) Address of Issuer's Principal Executive Offices
One Copley Parkway, Suite 490
Morrisville, North Carolina 27560
United States of America
Item 2. Identity and Background
(a) This statement on Schedule 13D/A is filed by Ziyad Binsalamah;
an individual legal resident of the state of Texas
(b) Address 2806-1850 Old Main Street, Houston, TX, 77030
(c) The Reporting Person is an individual investor
(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
(e) The reporting person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
(f) The reporting person is a citizen of Saudi Arabia

Item 3. Source or Amount of Funds or Other Consideration
  A total amount of approximately $440,000.00 was paid to acquire the Shares reported as beneficially owned by the Reporting Person before selling them.
The funds used to purchase these securities personal funds.
All Shares were purchased and sold in the open market
Item 4. Purpose of Transaction
  The Reporting Person sold all his Shares based on the Reporting Person belief that a great selling opportunity existed.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate percentage of shares reported
sold by the Reporting Person is based
on 9,218,556.00 Shares outstanding, which is the total
number of Shares outstanding as reported in the 10-Q
report on May 15, 2020
As of June 02, 2020, Ziyad Binsalamah beneficially owns 0 or
0% of the outstanding Shares.
All Shares were held by the Reporting Person.
The Reporting Person does not own any Senior notes.
(b)	The Reporting Person had sole power to
vote and dispose of the 470000 shares held by him individually.
(c)	The following Shares were purchased in the open market
during the prior 60 days (based on settlement date):

Purchaser	   DATE	       Number of Shares	     AVERAGE PRICE
Ziyad Binsalamah 05/15/2020      459807                  $0.89
Ziyad Binsalamah 05/18/2020      10193                   $0.895
Ziyad Binsalamah 05/29/2020      9350                    $1.49



The following Shares were sold in the open market during the prior 60 days (based on settlement date): None

Seller             DATE         Number of shares     PRICE
Ziyad Binsalamah 06/02/2020     479350               $2.40



(d)	No person other than the Reporting Person is known to have
the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares
(e)	 Not applicable
Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issue
There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
None
Item 8. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or
with the effect of changing or influencing the control of
the issuer of the securities
and were not acquired and are not held in connection
with or as a participant
in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement
is true, complete and correct.
6/02/2020
Dated
/s/
Signature
Ziyad Binsalamah, MD
Name/Title